

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Via U.S. Mail
Dina Moskowitz
Chief Executive Officer
SaaSMAX, Inc.
7770 Regents Road, Suite 113-129
San Diego, California 92122

      Re: **SaaSMAX, Inc.**
               Registration Statement on Form S-1
               Filed May 23, 2011
               File No. 333-174403

Dear Ms. Moskowitz:

Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

General

1.   We note that the report of your independent registered public accounting firm does not meet the technical requirements set forth in Rule 2-02 of Regulation S-X. Specifically, we note that the report has not been dated. Please include with your amended document an accountant's report that satisfies the technical requirements of Rule 2-02 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

       If you have any questions, you may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (760) 804-8845</u>
       Brad Bingham, Esq.
       The Bingham Law Group